Nasdaq Regulation

Nasdaq

Eun Ah Choi
Vice President
Listing Qualifications

September 13, 2021

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on September 10, 2021 The Nasdaq Stock Market (the "Exchange") received from WinVest Acquisition Corp. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:


Units, each consisting of one share of Common Stock,
One Right and one Redeemable Warrant

Common Stock, par value $0.0001 per share

Rights to acquire one-fifteenth of one share of
Common Stock

Redeemable Warrants, each warrant exercisable for
one-half of one share of Common Stock at an exercise price of $11.50 per whole share


We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,

Eun Ah Choi